SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Conmed Healthcare Management, Inc.

(Name of Issuer)

Common Stock, $.0001 par value per share

(Title of Class of Securities)

20741M03

(CUSIP Number)

James H. Desnick, M.D.

Chairman of the Board

Medical Equity Dynamics, LLC

370 Ravine Drive

Highland Park, IL 60035

Telephone no. (847) 433-8300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 14, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 20741M03

1	Name of reporting person James H. Desnick, M.D.
2	Check the appropriate box if member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) PF, OO
5	Check if disclosure of legal proceeding is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of reorganization USA
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 4,026,342[1,2]
	9	Sole dispositive power 0
	10	Shared dispositive power 1,428,000[3]
11	Aggregate amount beneficially owned by each reporting person 4,026,342[1,2,3]
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 30.7%[1,2,3]
14	Type of reporting person (see instructions) IN

(1)	Pursuant to the Voting Agreement between Parent and John Pappajohn further described in Item 4 (see Amendment No. 5), the Reporting Persons may be deemed to beneficially own the following shares of Common Stock of Conmed Healthcare Management, Inc. (the “Company”) that may be deemed to be beneficially owned by John Pappajohn: (i) 2,558,342 shares of Common Stock of the Company and (ii) 40,000 shares of Common Stock of the Company issuable upon exercise of stock options. The Reporting Persons disclaim beneficial ownership of such shares.
(2)	Pursuant to the Voting Agreement between Parent and Edward Heil further described in Item 4 (see Amendment No. 5), the Reporting Persons may be deemed to beneficially own the following shares of Common Stock of the Company that may be deemed to be beneficially owned by Edward Heil: (i) 209,700 shares of Common Stock of the Company and (ii) 8,430 shares of Common Stock of the Company issuable upon exercise of warrants. The Reporting Persons disclaim beneficial ownership of such shares.
(3)	Pursuant to the Investor Commitment Letter between Holdco, Parent and Edward Heil further described in Item 4 (see Amendment No. 5), the Reporting Persons may be deemed to beneficially own the following shares of Common Stock of the Company that may be deemed to be beneficially owned by Edward Heil: (i) 209,700 shares of Common Stock of the Company and (ii) 8,430 shares of Common Stock of the Company issuable upon exercise of warrants. The Reporting Persons disclaim beneficial ownership of such shares.

CUSIP No. 20741M03

1	Name of reporting person India Investment Company
2	Check the appropriate box if member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceeding is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of reorganization USA
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 4,026,342[1,2]
	9	Sole dispositive power 0
	10	Shared dispositive power 1,428,000[3]
11	Aggregate amount beneficially owned by each reporting person 4,026,342[1,2,3]
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 30.7%[1,2,3]
14	Type of reporting person (see instructions) HC, CO

(1)	Pursuant to the Voting Agreement between Parent and John Pappajohn further described in Item 4 (see Amendment No. 5), the Reporting Persons may be deemed to beneficially own the following shares of Common Stock of the Company that may be deemed to be beneficially owned by John Pappajohn: (i) 2,558,342 shares of Common Stock of the Company and (ii) 40,000 shares of Common Stock of the Company issuable upon exercise of stock options. The Reporting Persons disclaim beneficial ownership of such shares.
(2)	Pursuant to the Voting Agreement between Parent and Edward Heil further described in Item 4 (see Amendment No. 5), the Reporting Persons may be deemed to beneficially own the following shares of Common Stock of the Company that may be deemed to be beneficially owned by Edward Heil: (i) 209,700 shares of Common Stock of the Company and (ii) 8,430 shares of Common Stock of the Company issuable upon exercise of warrants. The Reporting Persons disclaim beneficial ownership of such shares.
(3)	Pursuant to the Investor Commitment Letter between Holdco, Parent and Edward Heil further described in Item 4 (see Amendment No. 5), the Reporting Persons may be deemed to beneficially own the following shares of Common Stock of the Company that may be deemed to be beneficially owned by Edward Heil: (i) 209,700 shares of Common Stock of the Company and (ii) 8,430 shares of Common Stock of the Company issuable upon exercise of warrants. The Reporting Persons disclaim beneficial ownership of such shares.

CUSIP No. 20741M03

1	Name of reporting person Ayelet Investments LLC
2	Check the appropriate box if member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceeding is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of reorganization USA
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 4,026,342[1,2]
	9	Sole dispositive power 0
	10	Shared dispositive power 1,428,000[3]
11	Aggregate amount beneficially owned by each reporting person 4,026,342[1,2,3]
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 30.7%[1,2,3]
14	Type of reporting person (see instructions) OO

(1)	Pursuant to the Voting Agreement between Parent and John Pappajohn further described in Item 4 (see Amendment No. 5), the Reporting Persons may be deemed to beneficially own the following shares of Common Stock of the Company that may be deemed to be beneficially owned by John Pappajohn: (i) 2,558,342 shares of Common Stock of the Company and (ii) 40,000 shares of Common Stock of the Company issuable upon exercise of stock options. The Reporting Persons disclaim beneficial ownership of such shares.
(2)	Pursuant to the Voting Agreement between Parent and Edward Heil further described in Item 4 (see Amendment No. 5), the Reporting Persons may be deemed to beneficially own the following shares of Common Stock of the Company that may be deemed to be beneficially owned by Edward Heil: (i) 209,700 shares of Common Stock of the Company and (ii) 8,430 shares of Common Stock of the Company issuable upon exercise of warrants. The Reporting Persons disclaim beneficial ownership of such shares.
(3)	Pursuant to the Investor Commitment Letter between Holdco, Parent and Edward Heil further described in Item 4 (see Amendment No. 5), the Reporting Persons may be deemed to beneficially own the following shares of Common Stock of the Company that may be deemed to be beneficially owned by Edward Heil: (i) 209,700 shares of Common Stock of the Company and (ii) 8,430 shares of Common Stock of the Company issuable upon exercise of warrants. The Reporting Persons disclaim beneficial ownership of such shares.

This Amendment No. 6 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on October 24, 2008 (as amended and supplemented, the “Statement”), relating to the common stock, $.0001 par value per share (“Common Stock”), of the Company.

In connection with the previously disclosed Financing Letter dated May 12, 2011 between James H. Desnick, M.D. (“Desnick”) and Levine Leichtman Capital Partners, Inc. (“LLCP”), the Reporting Persons (as defined below) and LLCP may be deemed to be a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934 (the “Exchange Act”). In addition, in connection with the Agreement and Plan of Merger, dated July 11, 2011 (the “Merger Agreement”), among the Company, Ayelet Investments LLC, a Delaware limited liability company (“Parent”), and Ayelet Merger Subsidiary, Inc., a Delaware corporation (“Merger Sub”), Parent entered into Voting Agreements with Desnick, Edward Heil (“Heil”), and John Pappajohn, (“Pappajohn” and together with Desnick and Heil, the “Voting Parties”). Additionally, India Investment Company, Delaware corporation (“Holdco”), and Parent entered into an Investor Commitment Letter with Heil. As a result of these transactions, the Reporting Persons, Heil and Pappajohn may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act with the Voting Parties. The Reporting Persons are filing this Statement solely on their own behalf.

Neither the filing of this Statement (as defined below) nor any of its contents shall be deemed to constitute an admission by (i) the Reporting Persons that they are the beneficial owners of any of the Common Stock owned by Heil or Pappajohn referred to herein or (ii) Holdco or Parent that they are the beneficial owners of any of the Common Stock owned by Desnick for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 2.	Identity and Background.

Item 2 of the Statement is amended and supplemented as follows:

This Statement is being filed on behalf of Desnick, Holdco, and Parent (collectively, the “Reporting Persons”), pursuant to Section 13 of the Exchange Act.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Statement is amended and supplemented as follows:

On November 14, 2011, Parent and Merger Subsidiary delivered a notice to the Company pursuant to Section 7.06(b) of the Merger Agreement informing the Company that Parent and Merger Subsidiary no longer believe in good faith that they will be able to obtain all or any portion of the Debt Financing (as defined in the Merger Agreement) on substantially the terms described in the Debt Financing Commitments (as defined in the Merger Agreement).

Item 4.	Purpose of Transaction.

Item 4 of the Statement is amended and supplemented as follows:

The information provided in Item 3 above is incorporated by reference into this Item 4.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Statement is hereby amended and supplemented as follows:

The information provided in Item 3 above is incorporated by reference into this Item 6.

Item 7.	Material to Be Filed as Exhibits.

Item 7 of the Statement is hereby amended and supplemented to add the following exhibits:

Exhibit 16 – Notice, dated November 14, 2011, by Parent and Merger Subsidiary

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 14, 2011	/s/ James H. Desnick, M.D.
James H. Desnick, M.D.

INDIA INVESTMENT COMPANY
AYELET INVESTMENTS LLC

/s/ James H. Desnick, M.D.
James H. Desnick, M.D.